May 24, 2010

Mr. Jay Webb
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Magnetek, Inc.
Form 10-K for the fiscal year ended June 28, 2009
Filed August 31, 2009
File No. 1-10233

Dear Mr. Webb:

This letter is in response to your comment letter dated May 13, 2010, regarding your review of Magnetek, Inc.’s (“Magnetek,” the “Company,” or “we”) Form 10-K for the year ended June 28, 2009.  Your file reference number is stated above.

For ease of reference, we have repeated the Staff’s comments in bold text preceding our response to each comment.

Form 10-K for the Period Ended June 28, 2009

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 4

Liquidity and Capital Resources, page 10

1.
To better explain cash flows from operations, in future filings please revise to discuss the reason for significant changes in the components of working capital - i.e., individually significant changes in line items.  For example, we note that accounts receivable decreased $7 million or 38% from the prior year while fiscal 2009 sales decreased only 1.8%.

Response:

We note the Staff’s comment and submit that future filings, beginning with our Form 10-K for the fiscal year ending June 27, 2010, will be revised to discuss significant changes in the components of working capital and the related impact on our cash flows from operations.  In the specific example cited by the Staff above, while our sales declined only 2% for the entire 2009 fiscal year, our sales in the fourth quarter of fiscal year 2009 declined by more than $7 million from the prior fiscal year fourth quarter.  In effect, the decline in accounts receivable year-over-year was primarily related to lower sales volume.

Consolidated Statements of Cash Flows, page 18

2.
We see you have prepared the operating activities section of this statement utilizing the indirect method and that you reconcile “Income (loss) from continuing operations” to “Net cash provided by (used in) continuing operating activities”.  As outlined in FASB ASC 230-10-45-28, when you present operating cash flows under the indirect method you are required to begin the operating activities reconciliation with “net income (loss)”.  With a view towards revising your presentation, please provide us with a draft of the changes to this statement of cash flows that would result from presenting cash flows in compliance with FASB ASC 230-10-45-28.  Your revised statement should reconcile the changes to each of the cash flow statement line items (operating, investing and financing activities from continuing operations as well as discontinued operations) for the years ended June 28, 2009, June 29, 2008 and July 1, 2007, as well as for each of the interim periods in the fiscal year ended 2010.  For a further discussion of the staff’s views on this issue, please refer to AICPA CPCAF Alert No. 98 issued on April 19, 2006.

Response:

We note the Staff’s comment and submit that future filings, beginning with our Form 10-K for the fiscal year ending June 27, 2010, will be revised to present our statement of cash flows in compliance with FASB ASC 230-10-45-28.  Also, per the request of the Staff, we are including revised draft statements of cash flows prepared in compliance with FASB ASC 230-10-45-28 for the years ended June 28, 2009, June 29, 2008 and July 1, 2007, as well as for each of the interim periods of fiscal year 2010.

Please note that we have not had any investing or financing activities from discontinued operations during fiscal years 2008, 2009 or in any of our fiscal year 2010 interim periods to date.  As a result, the changes that result from revising our statements of cash flows to comply with FASB ASC 230-10-45-28 mainly impact cash flows from operating activities for all periods presented, and fiscal year 2007 cash flows.

In connection with this response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our response, please contact me.

Sincerely,

/s/ Marty J. Schwenner

Marty J. Schwenner
Vice President and Chief Financial Officer
Magnetek, Inc.

Magnetek, Inc.
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28
For the years ended (amounts in US$ thousands)
	June 28,	June 29,	July 1,
	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$3,283	$10,019	$(7,992)

Loss (income) from discontinued operations	1,686	(3,484)	5,222
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation	1,043	1,014	1,391
Amortization	53	214	580
Write-off of deferred financing	-	-	670
Stock based compensation expense	1,104	640	1,555
Pension expense	3,385	186	1,978
Deferred income tax provision	977	900	900
Changes in operating assets and liabilities	2,329	(2,657)	(3,438)
Cash contribution to pension fund	(9,422)	(2,755)	(30,000)
Net cash provided by (used in) operating activities - continuing operations	4,438	4,077	(29,134)
Net cash provided by (used in) operating activities - discontinued operations	(1,226)	(16,038)	3,120
Net cash provided by (used in) operating activities	3,212	(11,961)	(26,014)

Cash flows from investing activities:
Proceeds from sale of business, net of transaction costs	1,250	-	63,546
Purchase of business	(885)	(1,750)	-
Deposit into escrow account	(6)	22,596	(250)
Capital expenditures	(807)	(955)	(1,572)
Net cash provided by (used in) investing activities - continuing operations	(448)	19,891	61,724
Net cash provided by (used in) investing activities - discontinued operations	-	-	(930)
Net cash provided by (used in) investing activities	(448)	19,891	60,794

Cash flows from financing activities:
Proceeds from issuance of common stock	310	1,887	3,323
Purchase and retirement of treasury stock	(181)	-	-
Repayment of long-term notes	-	-	(18,000)
Repayment under line-of-credit agreements	-	-	(9,412)
Borrowings under capital lease obligations	10	-	-
Principal payments under capital lease obligations	(16)	(11)	(11)
Increase in deferred financing costs	-	-	(210)
Net cash provided by (used in) financing activities - continuing operations	123	1,876	(24,310)
Net cash provided by (used in) financing activities - discontinued operations	-	-	(5,162)
Net cash provided by (used in) financing activities	123	1,876	(29,472)

Net increase (decrease) in cash	2,887	9,806	5,308
Cash at the beginning of the period	15,210	5,404	96

Cash at the end of the period	$18,097	$15,210	$5,404

Magnetek, Inc.	Nine Months Ended
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28	(39 Weeks)	(39 Weeks)
For the periods ended (amounts in US$ thousands)	March 28,	March 29,
	2010	2009
Cash flows from operating activities:
Net income (loss)	$(4,633)	$2,998

Loss from discontinued operations	836	1,242
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	813	779
Stock based compensation expense	470	923
Pension expense	6,155	2,539
Deferred income tax provision	707	743
Changes in operating assets and liabilities	1,662	(427)
Cash contribution to pension fund	(9,507)	(6,773)
Net cash provided by (used in) operating activities - continuing operations	(3,497)	2,024
Net cash provided by (used in) operating activities - discontinued operations	(1,255)	(354)
Net cash provided by (used in) operating activities	(4,752)	1,670

Cash flows from investing activities:
Capital expenditures	(977)	(665)
Proceeds from sale of business, net of transaction costs	-	1,250
Purchase of business	-	(885)
Deposit into escrow account	-	(5)
Net cash provided by (used in) investing activities - continuing operations	(977)	(305)
Net cash provided by (used in) investing activities - discontinued operations	-	-
Net cash provided by (used in) investing activities	(977)	(305)

Cash flows from financing activities:
Proceeds from issuance of common stock	200	230
Purchase and retirement of treasury stock	(57)	(182)
Borrowings under capital lease obligations	-	8
Principal payments under capital lease obligations	(11)	(12)
Net cash provided by (used in) financing activities - continuing operations	132	44
Net cash provided by (used in) financing activities - discontinued operations	-	-
Net cash provided by (used in) financing activities	132	44

Net increase (decrease) in cash	(5,597)	1,409
Cash at the beginning of the period	18,097	15,210

Cash at the end of the period	$12,500	$16,619

Magnetek, Inc.	Six Months Ended
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28	(26 Weeks)	(26 Weeks)
For the periods ended (amounts in US$ thousands)	December 27,	December 28,
	2009	2008
Cash flows from operating activities:
Net income (loss)	$(3,020)	$2,820

Loss from discontinued operations	629	175
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	541	513
Stock based compensation expense	314	742
Pension expense	4,103	1,693
Deferred income tax provision	459	450
Changes in operating assets and liabilities	3,519	(1,001)
Cash contribution to pension fund	(6,859)	(4,392)
Net cash provided by (used in) operating activities - continuing operations	(314)	1,000
Net cash provided by (used in) operating activities - discontinued operations	(738)	(316)
Net cash provided by (used in) operating activities	(1,052)	684

Cash flows from investing activities:
Capital expenditures	(693)	(396)
Proceeds from sale of business, net of transaction costs	-	1,250
Deposit into escrow account	-	(5)
Net cash provided by (used in) investing activities - continuing operations	(693)	849
Net cash provided by (used in) investing activities - discontinued operations	-	-
Net cash provided by (used in) investing activities	(693)	849

Cash flows from financing activities:
Proceeds from issuance of common stock	138	164
Borrowings under capital lease obligations	-	8
Principal payments under capital lease obligations	(7)	(7)
Net cash provided by (used in) financing activities - continuing operations	131	165
Net cash provided by (used in) financing activities - discontinued operations	-	-
Net cash provided by (used in) financing activities	131	165

Net increase (decrease) in cash	(1,614)	1,698
Cash at the beginning of the period	18,097	15,210

Cash at the end of the period	$16,483	$16,908

Magnetek, Inc.	Three Months Ended
Revised Draft Statements of Cash Flows in Accordance with FASB ASC 230-10-45-28	(13 Weeks)	(13 Weeks)
For the periods ended (amounts in US$ thousands)	September 27,	September 28,
	2009	2008
Cash flows from operating activities:
Net income (loss)	$(1,795)	$881

Loss from discontinued operations	284	855
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization	271	282
Stock based compensation expense	175	222
Pension expense	2,052	846
Deferred income tax provision	225	225
Changes in operating assets and liabilities	1,011	840
Cash contribution to pension fund	(4,211)	(2,755)
Net cash provided by (used in) operating activities - continuing operations	(1,988)	1,396
Net cash provided by (used in) operating activities - discontinued operations	(194)	(433)
Net cash provided by (used in) operating activities	(2,182)	963

Cash flows from investing activities:
Capital expenditures	(274)	(323)
Deposit into escrow account	-	(5)
Net cash provided by (used in) investing activities - continuing operations	(274)	(328)
Net cash provided by (used in) investing activities - discontinued operations	-	-
Net cash provided by (used in) investing activities	(274)	(328)

Cash flows from financing activities:
Proceeds from issuance of common stock	73	86
Borrowings under capital lease obligations	-	8
Principal payments under capital lease obligations	(4)	(3)
Net cash provided by (used in) financing activities - continuing operations	69	91
Net cash provided by (used in) financing activities - discontinued operations	-	-
Net cash provided by (used in) financing activities	69	91

Net increase (decrease) in cash	(2,387)	726
Cash at the beginning of the period	18,097	15,210

Cash at the end of the period	$15,710	$15,936